As filed with the Securities and Exchange Commission on January 11, 2019	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

WOORI FINANCIAL GROUP INC.

(Exact name of issuer of deposited securities as specified in its charter)

WOORI FINANCIAL GROUP INC.

(Translation of issuer’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Woori Bank New York Agency

245 Park Avenue, 43rd Floor

New York, New York 10167

(212) 949-1900

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yong G. Lee, Esq. Cleary Gottlieb Steen & Hamilton LLP Foreign Legal Consultant Office 19F, Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing three (3) Shares of Common Stock, par value 5,000 Won per share, of Woori Financial Group Inc.	100,000,000 ADSs	$5.00	$5,000,000.00	$606.00

*	Each unit represents 100 American Depositary Shares.
**

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and final sentence on face.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (13) and (14).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (12).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraphs (13), (14) and (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (12) and (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (3); Reverse of Receipt - Paragraphs (10), (12) and (15).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (21) and (22) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Reverse of Receipt - Paragraph (16).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4) and (5); Reverse of Receipt - Paragraphs (6) and (7).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt – Paragraph (18).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of Receipts	Reverse of Receipt - Paragraph (7).

Item 2.	AVAILABLE INFORMATION	Reverse of Receipt - Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of Second Amended and Restated Deposit Agreement, by and among Woori Financial Group Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), all Holders and Beneficial Owners of American Depositary Shares issued thereunder, and Woori Bank joining in the execution solely for the purpose of specified therein (“Deposit Agreement”). ___ Filed herewith as Exhibit (a)(i).

(ii) Amended and Restated Deposit Agreement, dated as of November 8, 2014, by and among Woori Bank, the Depositary, and all holders and beneficial owners from time to time of the American depositary shares issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Woori Financial Group Inc., Citibank, N.A., as depositary, all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, and Woori Bank joining the execution solely for the purpose set forth therein, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of January, 2019.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares hereunder are to be issued, each American Depositary Share representing three (3) Shares of Common Stock, par value 5,000 Won per share, of Woori Financial Group Inc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Woori Financial Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, the Republic of Korea, on January 11, 2019.

WOORI FINANCIAL GROUP INC.

By:	/s/ Tae-Seung Sohn
Name: Tae-Seung Sohn Title: Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kyong-Hoon Park, Deputy President and Principal Financial and Accounting Officer, and Dong-Su Choi, Deputy President, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 11, 2019.

Name	Title	Signature

Tae-Seung Sohn	Chairman and Chief Executive Officer	/s/ Tae-Seung Sohn

Kyong-Hoon Park	Deputy President and Principal Financial	/s/ Kyong-Hoon Park
and Accounting Officer

Sung-Tae Ro	Outside Director	/s/ Sung-Tae Ro

Sang-Yong Park	Outside Director	/s/ Sang-Yong Park

Chan-Hyoung Chung	Outside Director	/s/ Chan-Hyoung Chung

Zhiping Tian	Outside Director	/s/ Zhiping Tian

Dong-Woo Chang	Outside Director	/s/ Dong-Woo Chang

Chang-Sik Bae	Non-Standing Director	/s/ Chang-Sik Bae

Signature

Authorized Representative in the U.S.
By:	/s/ Kie Soo Lee
Name: Kie Soo Lee Title: General Manager

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Second Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Certificate under Rule 466